Total Number of Pages = 22





                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C.  20549

                                        AMENDMENT NO. 8
                                              TO
                                         SCHEDULE 13D

                           Under the Securities Exchange Act of 1934

                                       Ampex Corporation
                                       (Name of Issuer)

                        Class A Common Stock, Par Value $.01 Per Share
                                (Title of Class of Securities)

                                           032092108
                                        (CUSIP Number)

                                        Joel D. Talcott
                                     c/o Ampex Corporation
                                         500 Broadway
                                    Redwood City, CA  94063
                                        (415) 367-2011
                   (Name, Address and Telephone Number of Person Authorized
                            to Receive Notices and Communications)

                                         May 31, 1996
                                 (Date of Event which Requires
                                   Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /_/



Check the following box if a fee is being paid with this Statement:  /_/



C/M:  11115.0000 254270.12

                            SCHEDULE 13D
- -----------------------                              --------------------------
CUSIP No. 032092108                                   Page 2  of   22   Pages

- -----------------------                              --------------------------

- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sherborne Investments Corporation
        51-0364504
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) /_/     (b)  /_/


        N/A
- -------------------------------------------------------------------------------
3       SEC USE ONLY



- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        N/A
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                                   1,500,000
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                     ----------------------------------------------------------
                      8       SHARED VOTING POWER
                                      0

                     ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                   1,500,000

                     ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                      0

- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,500,000
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        |_|
- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.3%
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        HC
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


C/M:  11115.0000 254270.12

                                  SCHEDULE 13D
- --------------------------------------       ----------------------------------
CUSIP No. 032092108                            Page  3 of   22   Pages

- --------------------------------------       ----------------------------------

- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lanesborough Corporation
        13-3389799
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  |_|    (b)   |_|


        N/A
- -------------------------------------------------------------------------------
3       SEC USE ONLY


- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        N/A
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                        0
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8       SHARED VOTING POWER
                                        0

                       --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                        0

                       --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                        0

- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        |_|
- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        HC
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

C/M: 11115.0000 254270.12

                                  SCHEDULE 13D
- --------------------------------------        ---------------------------------
CUSIP No. 032092108                             Page  4  of   22   Pages

- --------------------------------------        ---------------------------------


- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sherborne Holdings Incorporated
        13-3513642
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   |_|      (b)   |_|


        N/A
- -------------------------------------------------------------------------------
3       SEC USE ONLY


- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCE DINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                        703,566
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8       SHARED VOTING POWER
                                        219,656

                       --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                        703,566

                       --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                        0

- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                923,222
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        |_|
- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.1%
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        HC
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

C/M:  11115.0000 254270.12

                                  SCHEDULE 13D
- -------------------------------------          --------------------------------
CUSIP No. 032092108                             Page  5  of   22   Pages

- -------------------------------------          --------------------------------

- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Newhill Partners, L.P.
        13-3389798
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  |_|     (b)  |_|


        N/A
- -------------------------------------------------------------------------------
3       SEC USE ONLY


- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        N/A
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                        703,566
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8       SHARED VOTING POWER
                                        219,656

                       --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                        703,566

                       --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                        0

- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                923,222
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        |_|
- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.1%
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


C/M:  11115.0000 254270.12

                                  SCHEDULE 13D
- -------------------------------------          --------------------------------
CUSIP No. 032092108                             Page  6  of   22   Pages
          ---------                                  --    ------
- -------------------------------------          --------------------------------

- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sherborne & Company Incorporated
        22-2569328
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   |_|   (b)    |_|


        N/A
- -------------------------------------------------------------------------------
3       SEC USE ONLY


- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                        1,195,545
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8       SHARED VOTING POWER
                                        219,656

                       --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                        1,195,545

                       --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                        0

- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,415,201
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        |_|
- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.1%
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


C/M:  11115.0000 254270.12

                                  SCHEDULE 13D
- -------------------------------------              ----------------------------
CUSIP No. 03209218                                  Page  7  of   22   Pages

- -------------------------------------              ----------------------------

- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Craig L. McKibben
        ###-##-####
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  |_|   (b)  |_|


        N/A
- -------------------------------------------------------------------------------
3       SEC USE ONLY


- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
- -------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

NUMBER OF                               320,500
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8       SHARED VOTING POWER

                                        219,656
                       --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                        540,156
                       --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                        2,704,415
- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,244,571
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        |_|
- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.2%
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

C/M:  11115.0000 254270.12

                                  SCHEDULE 13D
- -------------------------------------         ---------------------------------
CUSIP No. 03209218                             Page  8  of   22   Pages

- -------------------------------------         ---------------------------------

- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward J. Bramson
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  |_|   (b)   |_|


        N/A
- -------------------------------------------------------------------------------
3       SEC USE ONLY


- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        N/A
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United Kingdom
- -------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                        5,107,955
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8       SHARED VOTING POWER
                                        219,656

                       --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                        5,107,955

                       --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                        2,704,415

- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,032,026
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        |_|
- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                17.9%
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

C/M:  11115.0000 254270.12

                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13D



        This Amendment No. 8 amends and restates, as of the date of this Amendment, the information contained in Schedule 13D, originally filed by certain of the Filing Parties on July 31, 1992, as previously amended by Amendment Nos. 1 through 7. The most recent amendment to this Schedule was filed on or about March 13, 1995.


Item 1.        Security and Issuer.

        The class of equity securities to which this Statement relates is the Class A Common Stock, par value $0.01 per share ("Class A Stock") of Ampex Corporation, a Delaware corporation (the "Company"). The number of shares of Class A Stock reported as beneficially owned by each Filing Party (as defined in Item 2) includes all outstanding shares of Class A Stock owned directly or indirectly by the Filing Party and all shares of Class A Stock which the Filing Party has the right to acquire within 60 days pursuant to outstanding rights, warrants, options or convertible securities. The Company's principal executive office is located at 500 Broadway, Redwood City, California 94063.


Item 2.        Identity and Background.

        This Statement is being filed pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934 and Rule 13d-1 of the Rules and Regulations thereunder by or on behalf of the following entities and individuals (the "Filing Parties"), each of which has a business address at 65 East 55th Street, New York, NY 10022:

        1. Sherborne Investments Corporation, a Delaware corporation ("SIC"), of which Edward J. Bramson, one of the Filing Parties, is the sole stockholder. SIC's principal business is the ownership of Class A Stock of the Company.

        2.     Lanesborough Corporation, a Delaware corporation
               ("Lanesborough"), formerly a wholly-owned subsidiary of SHI (defined below). Lanesborough's principal business is the ownership of Buffalo Color Corporation, a synthetic chemicals manufacturer.

        3. Sherborne Holdings Incorporated, a Delaware corporation ("SHI"), which currently owns approximately 44% of the voting stock of Lanesborough. SHI's principal business is

                                                              Page 9 of 22 Pages
C/M:  11115.0000 254270.12
               the ownership of shares of Lanesborough and of the Company.

        4. Newhill Partners, L.P. ("NLP"), a Delaware limited partnership, which owns all of the outstanding stock of SHI. NLP's principal business is to acquire, hold and dispose of business entities, directly or through subsidiaries and holding companies. The
               General Partner of NLP is SCI (defined
               below).

        5. Sherborne & Company Incorporated, a Delaware corporation ("SCI"), the General Partner of NLP. SCI is owned by Edward J. Bramson, who is its sole stockholder. SCI's principal business is to act as General Partner of NLP.

        6. Craig L. McKibben, Vice President, Treasurer, Chief Financial Officer, and a director of the Company. Mr. McKibben is also an officer and director of each other corporation that is a Filing Party herein (other than SIC) and a limited partner of NLP.

        7.     Edward J. Bramson, Chairman of the Board,
               President and Chief Executive Officer of the
               Company.  Mr. Bramson is also the chief
               executive officer and a director of each other corporation that is a Filing Party herein (other than Lanesborough).

        The name, business or residence address and present principal occupation or employment of each executive officer and director (the "Executive Officers and Directors") of each of the corporations listed above, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth in Schedule I hereto, which is incorporated herein by reference.

        None of the Filing Parties nor any of the Executive Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of the Filing Parties nor any of the Executive Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                                             Page 10 of 22 Pages
C/M:  11115.0000 254270.12

        Each of the individuals listed in this Item 2 or Schedule I hereto is a citizen of the United States of America, except for Mr. Bramson, who is a citizen of the United Kingdom.

Item 3.        Source and Amount of Funds or Other Consideration.

        Since the filing of Amendment No. 7 to Schedule 13D, the Filing Parties have entered into the following transactions in the Company's Class A Stock:

        (a) On or about March 24, 1995, SHI acquired an aggregate of 122,623 shares of Class A Stock from Lanesborough and its subsidiaries in cancellation of indebtedness owed by Lanesborough to SHI ($183,934). As a result of this transaction, neither Lanesborough nor any of its subsidiaries owns any shares of Class A Stock.

        (b) On November 28, 1995, Mr. McKibben acquired 12,500 shares of Class A Stock at a price of $3.16 per share and on May 8, 1996 he acquired 10,000 shares of Class A Stock at an average price of $9.125 per share, in each case in open market brokerage transactions, using funds loaned to Mr. McKibben by SHI.

        (c) On January 5, 1996, Mr. Bramson transferred 150,000 shares of Class A Stock to an individual who is not a Filing Party at a price of $1.375 per share upon exercise of an option granted by Mr. Bramson on March 6, 1995.

        (d) On March 29, 1996, SCI converted certain outstanding 8% Zero Coupon Convertible Notes of the Company held by SCI into 6540 shares of Class A Stock. No additional consideration was paid to acquire such shares.

Item 4.        Purposes of the Transactions.

          SHI and SCI acquired the shares reported in Items 3(a) and 3(c) for investment purposes. Mr. McKibben acquired the shares referred to in Item 3(b) in order to increase his equity ownership in the Company. Mr. Bramson transferred the shares referred to in Item 3(c) upon exercise of the option referred to in such Item.

        (a) One or more of the Filing Parties may from time to time in the future acquire additional shares of Common Stock, or dispose of shares of Common Stock owned by them, in open market or privately negotiated transactions, depending upon market conditions or other factors.

        (b) As set forth in Item 5(a)(vii), Mr. Bramson, who is chairman and Chief Executive Officer of the Company, and the controlling stockholder of each of the other corporations that is a Filing Party (other than Lanesborough), is deemed to hold beneficial ownership of approximately 18.2% of the outstanding Class A Stock. Accordingly, Mr. Bramson may be in a position to exercise a significant influence on the management and affairs of the Company.

                                                             Page 11 of 22 Pages
C/M:  11115.0000 254270.12

Item 5.        Interest in Securities of the Issuer.

        (a)    As of the close of business on May 31, 1996:

                (i) SIC owned 1,500,000 shares of Class A Stock of the Company, representing approximately 3.3% of the outstanding shares of Class A Stock of the Company.

               (ii) Lanesborough owned no shares of Class A Stock directly or indirectly.

              (iii) SHI owned directly or through a wholly-owned subsidiary 703,566 shares of Class A Stock. In addition, SHI holds the right to vote 219,656 shares of Class A Stock as holder of a voting proxy with respect to such shares granted by Mr. McKibben. See Item 5(a)(vi) below. Accordingly, SHI is deemed to be the beneficial owner of an aggregate of 923,222 shares of Class A Stock, representing approximately 2.1% the outstanding Class A Stock of the Company.

               (iv) NLP owned all the outstanding shares of SHI, and is deemed to be the beneficial owner of all shares beneficially owned by SHI. Accordingly, NLP is deemed to be the beneficial owner of an aggregate of 923,222 shares, representing approximately 2.1%, of the outstanding Class A Stock of the Company.

                (v) SCI owned directly 491,979 shares of Class A Stock, and SCI is deemed to be the beneficial owner of all shares beneficially owned by NLP, as SCI is the general partner of NLP, the sole stockholder of SHI. Accordingly, SCI is deemed to be the beneficial owner of an aggregate of 1,415,201 shares, representing approximately 3.1% of the outstanding Class A Stock of the Company.

               (vi) Mr. McKibben owned directly 219,656 shares of Class A Stock, held vested options to acquire 208,000 shares of Class A Stock under the Company's 1992 Stock Incentive Plan, and held options to acquire 150,000 shares of Class A Stock granted to him by SHI, of which 112,500 options had vested as of the date of this Amendment. (Mr. McKibben has granted a proxy to SHI to vote all shares of Class A Stock owned by him on any matter submitted to stockholders of the Company in 1996. If he acquires any shares upon exercise of outstanding stock options or otherwise during 1996, such shares would be subject to such proxy.) In addition, Mr. McKibben serves as co-administrator of the Ampex Retirement Master Trust (the "Ampex Trust") and the Buffalo Color Master Trust (the "Buffalo Color Trust"), which hold 2,407,480 and 296,935 shares of Class A Stock, respectively, as to which Mr. McKibben may be deemed to share investment power. Accordingly, Mr. McKibben is deemed to be the beneficial owner of 3,244,571 shares of Class A Stock, representing approximately 7.2% of the Class A Stock of the Company.


                                                             Page 12 of 22 Pages
C/M:  11115.0000 254270.12

              (vii) Mr. Bramson owned directly and through SIC 3,909,910 shares of Class A Stock, and held vested options to acquire an aggregate of 2,500 shares of Class A Stock under the Company's 1992 Stock Incentive Plan. Mr. Bramson owns all the shares of SCI and indirectly controls NLP and SHI, and is deemed beneficially to own all of the shares of Class A Stock owned by such entities. In addition, Mr. Bramson serves as co-administrator of the Ampex Trust and the Buffalo Color Trust, which hold 2,407,480 and 296,935 shares of Class A Stock, as to which Mr. Bramson may be deemed to share investment power. Accordingly, Mr. Bramson is deemed to be the beneficial owner of an aggregate of 8,032,026 shares, representing approximately 17.9% of the outstanding Class A Stock of the Company.

             (viii) The Filing Parties together may comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and as a group beneficially own all of the shares owned by each of the Filing Parties, representing an aggregate of 8,240,020 shares, or approximately 18.3%, of the outstanding Class A Stock of the Company.

        (b) Each of the Filing Parties is deemed to have sole voting and investment power with respect to all shares of Class A Stock of the Company beneficially owned by such Filing Party except that Mr. Bramson and Mr. McKibben may be deemed to share investment power with respect to 2,704,415 shares of Class A Stock owned by the Ampex and Buffalo Color Trusts referred to in paragraph 3(a) above (as to which Messrs. Bramson and McKibben have expressly disclaimed any beneficial or pecuniary ownership interest), and SHI (and each other Filing Party that is deemed beneficially to own shares beneficially owned by SHI) shares voting power with respect to a total of 219,656 shares of Class A Stock owned by Mr. McKibben. Except as described in the preceding sentence or in
Item 6 below, and except for the affiliation of the Filing Parties with each other, there are no contracts, agreements, arrangements or understandings providing for shared voting or investment power with respect to the shares of Class A Stock of the Company being reported hereby.

        (c) Except as disclosed in Item 3 hereof, none of the Filing Parties has effected any transactions in shares of Class A Stock since the filing of the most recent amendment to this statement on or about March 13, 1995.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock beneficially owned by the Filing Parties.

        (e) Lanesborough ceased to be a reporting person on or about March 24, 1995 and will no longer be a Filing Party hereunder.

        (f) The filing of this statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or

                                                             Page 13 of 22 Pages
C/M:  11115.0000 254270.12
for any other purpose, the beneficial owner of any securities covered by this statement.


Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

        Mr. Craig L. McKibben, who is an officer and director of the Company, has executed a proxy granting SHI the right to vote all shares of Class A Stock owned by Mr. McKibben on any matter presented for a vote or consent of shareholders of the Company in 1996. The Company has entered into various registration rights agreements with certain holders of its outstanding securities granting such holders demand and piggy-back rights to register such securities under the Securities Act of 1933.


Item 7.        Material Filed as Exhibits.*

               The Exhibits filed with this Amendment are listed in the Exhibit Index which appears elsewhere herein and is incorporated herein by reference.


- --------
* The Filing Parties have previously filed Exhibits to the original Schedule 13D and amendments thereto which are listed in such filings.

                                                             Page 14 of 22 Pages
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



        After reasonable inquiry and to the best of its knowledge, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         May 31, 1996

                                            SHERBORNE INVESTMENTS CORPORATION


                                            By:    /s/ Edward J. Bramson
                                                   Name:  Edward J. Bramson
                                                   Title: President


                                            LANESBOROUGH CORPORATION


                                            By:    /s/ Craig L. McKibben
                                                   Name:  Craig L. McKibben
                                                   Title: President


                                            SHERBORNE HOLDINGS INCORPORATED


                                            By:    /s/ Craig L. McKibben
                                                   Name:  Craig L. McKibben
                                                   Title: Vice President


                                            NEWHILL PARTNERS, L.P., by its
                                              general partner, Sherborne &
                                              Company Incorporated


                                            By:    /s/ Edward J. Bramson
                                                   Name:  Edward J. Bramson
                                                   Title: President


                                            SHERBORNE & COMPANY INCORPORATED


                                            By:    /s/ Craig L. McKibben
                                                   Name:  Craig L. McKibben
                                                   Title: Vice President


                                             /s/ Craig L. McKibben
                                                 Craig L. McKibben


                                             /s/ Edward J. Bramson
                                                 Edward J. Bramson

                                                             Page 15 of 22 Pages
C/M:  11115.0000 254270.12

                                   SCHEDULE I

                      INFORMATION WITH RESPECT TO DIRECTORS
                             AND EXECUTIVE OFFICERS

I.      DIRECTORS AND EXECUTIVE OFFICERS

               The following table sets forth the name and present principal occupation or employment of each of the current directors and executive officers of each of the Filing Persons which is a corporation including the General Partner of Newhill Partners, L.P. ("NLP").

                                            PRESENT PRINCIPAL OCCUPATION
        NAME                                          OR EMPLOYMENT

Edward J. Bramson                           Mr. Bramson is chief executive
                                            officer and a director of SIC, SHI,
                                            SCI and the Company.  He is the
                                            controlling stockholder of SCI, the
                                            General Partner of NLP.  Mr.
                                            Bramson is also a director of
                                            Buffalo Color Corporation ("BCC"),
                                            a subsidiary of Lanesborough.  He
                                            has been principally engaged in the
                                            management of SCI and its
                                            affiliates since 1987.  Mr.
                                            Bramson's principal business
                                            address is at 65 East 55th Street,
                                            New York, NY 10022.

Craig L. McKibben                           Mr. McKibben is a President and a
                                            director of Lanesborough, an
                                            officer and director of SHI, SCI
                                            and the Company and a Vice
                                            President of BCC.  Mr. McKibben is
                                            also a director and the chief
                                            executive officer of NH Holding
                                            Incorporated, the Company's former
                                            parent.  He has been principally
                                            engaged in the management of SHI
                                            and its affiliates since 1989.  Mr.
                                            McKibben's principal business
                                            address is at 65 East 55th Street,
                                            New York, NY 10022.

Peter Slusser                               Mr. Slusser is a director of SHI,
                                            SCI, BCC and the Company.  Since
                                            July 1988, Mr. Slusser has been the
                                            President and Chief Executive
                                            Officer of Slusser Associates, a
                                            private investment banking company,
                                            and the President and Chief
                                            Executive Officer of GBH
                                            Investments, Inc., a private
                                            investment company.  Mr. Slusser's
                                            principal business address is at
                                            153 East 53rd Street, New York, NY
                                            10022.

                                                             Page 16 of 22 Pages
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



                                  EXHIBIT INDEX



               Exhibit A -          Promissory Note, dated December 1, 1995,
                                    from Craig L. McKibben to Sherborne
                                    Holdings Incorporated in the amount of
                                    $39,500.

               Exhibit B -          Promissory Note, dated May 9, 1996, from
                                    Craig L. McKibben to Sherborne Holdings
                                    Incorporated in the amount of $90,500.

               Exhibit C -          Proxy, dated March 25, 1996, executed by
                                    Craig L. McKibben in favor of Sherborne
                                    Holdings Incorporated.

                                                             Page 17 of 22 Pages
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




                                                                       EXHIBIT A

                                 PROMISSORY NOTE

$39,500                                                    December 1, 1995
                                                           New York, New York


               FOR VALUE RECEIVED, THE UNDERSIGNED, (the "Borrower") HEREBY PROMISES TO PAY to the order of SHERBORNE HOLDINGS INCORPORATED, a Delaware corporation ("Payee"), on December 1, 1998, the principal sum of THIRTY NINE THOUSAND FIVE HUNDRED DOLLARS ($39,500), with interest at the rate of 5.76% per annum, payable annually on each December 1 during the term of this Note, commencing December 1, 1996.

               The occurrence of any one of the following shall constitute an Event of Default hereunder:

               (a) The Borrower shall fail to pay any amount due hereunder within three (3) days of notice of non-payment from the holder of the Note;

               (b) The Borrower shall default in the performance of any term of this Note; or

               (c) The Borrower shall (i) be adjudicated a bankrupt or insolvent, or file a voluntary petition in bankruptcy, or (ii) any involuntary petition in bankruptcy shall be filed against the Borrower which shall not have been discharged within 60 days.

               Upon the occurrence of an Event of Default, and at any time thereafter while such Event of Default is continuing, all or any part of the unpaid balance of this Note shall immediately and without any notice become due and payable, whereupon such unpaid balance or part thereof shall become due and payable without presentation, protest or further demand or notice of any kind, all of which are hereby expressly waived, and the holder of this Note may proceed to enforce payment of such balance or part thereof in such manner as he may elect.

               This Note may be prepaid in whole or in part at any time at 100% of the principal amount so prepaid plus interest accrued thereon to the date of prepayment.

               The Borrower hereby agrees to pay on demand reasonable costs and expenses, including, without limitation, reasonable attorneys' fees, incurred or paid by the holder of this Note in enforcing this Note upon the occurrence of an Event of Default.

               No delay or omission on the part of the holder of this Note in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note, and a waiver, delay or omission on any one occasion shall not be construed as a bar to or waiver of any such right on any future occasion.

               All notices hereunder shall be deemed to have been given when delivered in person or, if mailed, when actually received by the party to whom addressed. Such actual receipt shall be conclusively presumed if such notice shall be mailed by registered or certified mail, addressed to any party at its address set forth below or at any other address notified in writing to the other parties hereto, if the sender shall have received back a return receipt.

                                                             Page 18 of 22 Pages
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



To the Borrower:                    Craig L. McKibben
                                    65 East 55th Street
                                    New York, NY  10022

To the Payee:                       Sherborne Holdings Incorporated
                                    65 East 55th Street
                                    New York, NY  10022
                                    Attention: Chief Financial Officer


               This Note shall be governed by and construed in accordance with the laws of the State of New York.


                                                   /s/ Craig L. McKibben
                                                   Craig L. McKibben

                                                             Page 19 of 22 Pages
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



                                                                       EXHIBIT B

                                        PROMISSORY NOTE

$90,500                                                    May 9, 1996
                                                           New York, New York


               FOR VALUE RECEIVED, THE UNDERSIGNED, (the "Borrower") HEREBY PROMISES TO PAY to the order of SHERBORNE HOLDINGS INCORPORATED, a Delaware corporation ("Payee"), on May 15, 1999, the principal sum of NINETY THOUSAND FIVE HUNDRED DOLLARS ($90,500), with interest at the rate of 5.76% per annum, payable annually on each May 15 during the term of this Note, commencing May 15, 1997.

               The occurrence of any one of the following shall constitute an Event of Default hereunder:

               (a) The Borrower shall fail to pay any amount due hereunder within three (3) days of notice of non-payment from the holder of the Note;

               (b) The Borrower shall default in the performance of any term of this Note; or

               (c) The Borrower shall (i) be adjudicated a bankrupt or insolvent, or file a voluntary petition in bankruptcy, or (ii) any involuntary petition in bankruptcy shall be filed against the Borrower which shall not have been discharged within 60 days.

               Upon the occurrence of an Event of Default, and at any time thereafter while such Event of Default is continuing, all or any part of the unpaid balance of this Note shall immediately and without any notice become due and payable, whereupon such unpaid balance or part thereof shall become due and payable without presentation, protest or further demand or notice of any kind, all of which are hereby expressly waived, and the holder of this Note may proceed to enforce payment of such balance or part thereof in such manner as he may elect.

               This Note may be prepaid in whole or in part at any time at 100% of the principal amount so prepaid plus interest accrued thereon to the date of prepayment.

               The Borrower hereby agrees to pay on demand reasonable costs and expenses, including, without limitation, reasonable attorneys' fees, incurred or paid by the holder of this Note in enforcing this Note upon the occurrence of an Event of Default.

               No delay or omission on the part of the holder of this Note in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note, and a waiver, delay or omission on any one occasion shall not be construed as a bar to or waiver of any such right on any future occasion.

               All notices hereunder shall be deemed to have been given when delivered in person or, if mailed, when actually received by the party to whom addressed. Such actual receipt shall be conclusively presumed if such notice shall be mailed by registered or certified mail, addressed to any party at its address set forth below or at any other address notified in writing to the other parties hereto, if the sender shall have received back a return receipt.

                                                             Page 20 of 22 Pages
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



To the Borrower:                    Craig L. McKibben
                                    65 East 55th Street
                                    New York, NY  10022

To the Payee:                       Sherborne Holdings Incorporated
                                    65 East 55th Street
                                    New York, NY  10022
                                    Attention: Chief Financial Officer


               This Note shall be governed by and construed in accordance with the laws of the State of New York.


                                                    /s/ Craig L. McKibben
                                                   Craig L. McKibben

                                                             Page 21 of 22 Pages
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


                                                                       EXHIBIT C

                                    1996 IRREVOCABLE PROXY



               The undersigned, as a holder of shares of Common Stock, $0.01 par value per share ("Common Stock") of Ampex Corporation, a Delaware corporation (the "Corporation"), hereby appoints Sherborne Holdings Incorporated, a Delaware corporation, acting through any of its duly authorized officers, with full power of substitution, to vote all shares of Common Stock now held or hereafter acquired in 1996 by the undersigned, on any matter submitted to vote or consent of stockholders of the Corporation held in 1996.

               This proxy shall be irrevocable, shall be deemed coupled with an interest, and shall be binding upon the undersigned's heirs, successors and assigns, except that this proxy shall lapse and be of no effect with respect to any shares of Common Stock sold by the undersigned to an unaffiliated third party. The proxy holder shall have no pecuniary interest in the shares covered by this proxy.


Dated:  March 25, 1996


                                               /s/ Craig L. McKibben
                                                   Craig L. McKibben

Acknowledged:

SHERBORNE HOLDINGS INCORPORATED


By:   /s/ Edward J. Bramson
        Edward J. Bramson1

                                                             Page 22 of 22 Pages
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